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09001002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0286 Expires: December 31, 2010 Estimated average burden hours per response. . . 608.00

SECOND AMENDMENT TO FORM 1 - A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Commission file number: 000-49950

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Name of small business issuer in its charter)

Received SEC
JAN 14 2009
Washington, DC 20549

Nevada — (State or other jurisdiction of incorporation or organization)

98-0232018 — (I.R.S. Employer Identification No.)

75 Montebello Road, Suffern, NY 10524

(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (845) 368-3449

The number of shares of Common Stock outstanding, as of September 29, 2008 was: 69,601,384

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Issuer's directors;

DIRECTORS OF THE COMPANY

1. (A) Name: Ronald Shapss Age: 62
Title: Chairman of the Board
Home Address: 7164 Queenserry Circle, Boca Raton, FL 33496
Office Street Address: 75 Montebello Road, Suffern, NY 10524
Telephone No.: (845) 368-3449

(B) Name: Eliot Cole Age: 74
Title: Independent Director
Home Address: 10401 Strathmore Park Court, Apt. 204, N. Betheseda, MD 20852
Office Street Address: 2550 M Street, Washington, DC 20037-1357
Telephone No.: (202) 457-6080

(C) Name: Robert Somerman Age: 52
Title: Director
Home Address: 748 E. Locust Street, PH, Pasadena, CA 91101
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101
Telephone No.: (626) 564-4502

(D) Name: James W. Zimbler Age: 42
Title: Director
Home Address: 137 Fernleaf Court, State College, PA 16801
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

(E) Name: Mustafa David Sayid Age: 53
Title: Director
Home Address: 308 Spring Lane, Haworth, NJ 07641
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188

(b) the Issuers officers:

OFFICERS OF THE COMPANY

Title: Chief Executive Officer:
Name: Robert Somerman Age: 52
Home Address: 748 E. Locust Street, PH, Pasadena, CA 91101
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101
Telephone No.: (626) 564-4502

Title: Chief Financial Officer
Name: Henry Camilli Age: 58
Office Street Address: 42 Cole Road, Pleasant Valley, NY 12569
Telephone No.: (914) 557-6394

Title: Vice President – Corporate Finance
Name: James W. Zimbler Age: 42
Home Address: 137 Fernleaf Court, State College, PA 16801
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

Title: Vice President – General Counsel
Name: Mustafa David Sayid Age: 53
Home Address: 308 Spring Lane, Haworth, NJ 07641
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188

(c) the issuer's general partners;
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
CEDE and Co.
Ron Shapps
James Zimbler
Keystone Capital
Richard Carter

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
CEDE and Co.
Ron Shapps
James Zimbler
Keystone Capital
Richard Carter

(f) promoters of the issuer;
N/A

(g) affiliates of the issuer;
N/A

(h) counsel to the issuer with respect to the proposed offering;
M. David Sayid, Esq.
Sayid and Associates LLP
408 West 57th Street, Suite 8E
New York, NY 10019
O:(212)262-1166
F:(212)247-7535

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262
(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales
If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
None

ITEM 4. Jurisdictions in Which Securities Are to be Offered
(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
New York, through the Directors

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
None

ITEM 6. Other Present or Proposed Offerings
State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
NO

ITEM 7. Marketing Arrangements - None
(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
(2) To stabilize the market for any of the securities to be offered;
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
None

ITEM 9. Use of a Solicitation of Interest Document
Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
None

PART II – OFFERING CIRCULAR

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Ninety Five Million (95,000,000) common shares (post-split shares)

Minimum number of securities offered: Two million eight hundred fifty seven thousand one hundred forty two (2,857,142) common shares (post-split shares)

Price per security: $ .035 per share

Total proceeds: If maximum sold: $3,325,000; If minimum sold: $100,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE

OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

Item __. Exhibits

Index to Exhibits

SEC Reference

Number	Title of Document
3.1	Articles of Incorporation of the Registrant, as amended (1)
3.2	By-laws of the Registrant, as amended (1)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (2)
32.1	Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted, pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings

(2) Filed herewith

INCORPORATION BY REFERENCE

INCORPORATION BY REFERENCE - PLEASE SEE ALL SEC DOCUMENTS ATTACHED BELOW. HARD COPIES ARE IN SECTION 1, SECTION 2 AND SECTION 3. ALL ATTACHED IN BOXES 1 THROUGH BOX 3.

Index to SEC documents Section 1 (Time Period September 2006 through September 2008):

Items 1 - 40 XML

Form	Formats	Description	Filing Date	File/Film No
15-12G	[html][text] 15 KB	Securities registration termination [Section 12(g)] Acc-no: 0001140361-08-021761 (34 Act)	2008-09-23	000-49950 081084941
8-K	[html][text] 145 KB	Current report, items 5.02, 7.01, and 9.01 Acc-no: 0001140361-08-019111 (34 Act)	2008-08-13	000-49950 081011646
8-K	[html][text] 30 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-016319 (34 Act)	2008-07-02	000-49950 08932992
8-K	[html][text] 57 KB	Current report, items 1.01, 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-014913 (34 Act)	2008-06-12	000-49950 08895514
NT 10-K	[html][text] 13 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001140361-08-008232 (34 Act)	2008-04-01	000-49950 08727356
8-K	[html][text] 28 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-006128 (34 Act)	2008-03-07	000-49950 08673512
SC 13D	[html][text] 60 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-08-013932 (34 Act)	2008-03-07	005-79284 08672990
8-K	[html][text] 18 KB	Current report, item 8.01 Acc-no: 0001140361-08-004957 (34 Act)	2008-02-25	000-49950 08640207
S-8	[html][text] 276 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001140361-08-003498 (33 Act)	2008-02-11	333-149156 08592343
8-K	[html][text] 50 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-002775 (34 Act)	2008-02-05	000-49950 08575053
10QSB	[html][text] 352 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001909 (34 Act)	2008-01-25	000-49950 08548553
10QSB	[html][text] 328 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001871 (34 Act)	2008-01-24	000-49950 08547432
10QSB	[html][text] 308 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001842 (34 Act)	2008-01-24	000-49950 08546865
10KSB	[html][text] 823 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001140361-08-000887 (34 Act)	2008-01-09	000-49950 08518954
DEF 14C	[html][text] 191 KB	Other definitive information statements Acc-no: 0001140361-07-019252 (34 Act)	2007-10-04	000-49950 071155529
PRE 14C	[html][text] 172 KB	Other preliminary information statements Acc-no: 0001140361-07-018509 (34 Act)	2007-09-21	000-49950 071129494
8-K	[html][text] 38 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-07-018257 (34 Act)	2007-09-17	000-49950 071120881
UPLOAD	[html][text] 39 KB	**[Cover]** Acc-no: 0000000000-07-034007	2007-07-12	
8-K	[html][text] 40 KB	Current report, items 8.01 and 9.01 Acc-no: 0001140361-07-013108 (34 Act)	2007-06-29	000-49950 07948399
8-K/A	[html][text] 20 KB	**[Amend]** Current report, item 1.02 Acc-no: 0001140361-07-013042 (34 Act)	2007-06-28	000-49950 07945387
DEFR14C	[html][text] 219 KB	Revised information statement materials, definitive	2007-05-15	000-49950

			Acc-no: 0001044391-07-000041 (34 Act)		07853650
CORRESP	[html][text]	77 KB	[Cover]Correspondence Acc-no: 0001044391-07-000033	2007-04-26	
CORRESP	[html][text]	123 KB	[Cover]Correspondence Acc-no: 0001044391-07-000031	2007-04-26	
DEF 14C	[html][text]	219 KB	Other definitive information statements Acc-no: 0001044391-07-000029 (34 Act)	2007-04-25	000-49950 07786648
NTN 10K	[html][text]	10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001140361-07-007175 (34 Act)	2007-04-04	000-49950 07748929
8-K	[html][text]	25 KB	Current report, item 8.01 Acc-no: 0001044391-07-000027 (34 Act)	2007-03-28	000-49950 07723769
8-K	[html][text]	35 KB	Current report, items 5.02 and 9.01 Acc-no: 0001044391-07-000025 (34 Act)	2007-03-21	000-49950 07708887
8-K	[html][text]	23 KB	Current report, item 8.01 Acc-no: 0001044391-07-000023 (34 Act)	2007-03-14	000-49950 07693259
8-K	[html][text]	315 KB	Current report, items 1.01, 3.02, 5.02, and 5.03 Acc-no: 0001044391-07-000019 (34 Act)	2007-03-07	000-49950 07678483
S-8 POS	[html][text]	53 KB	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001138593-07-000001 (33 Act)	2007-01-23	333-139541 07544732
UPLOAD	[html][text]	144 KB	[Cover]Acc-no: 0000000000-06-063425	2006-12-29	
S-8	[html][text]	74 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001290929-06-000093 (33 Act)	2006-12-21	333-139541 061291996
10QSB	[html][text]	95 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001290929-06-000089 (34 Act)	2006-12-18	000-49950 061282930
10QSB	[html][text]	96 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000007 (34 Act)	2006-12-04	000-49950 061252723
10QSB	[html][text]	85 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000006 (34 Act)	2006-12-04	000-49950 061252722
8-K/A	[html][text]	12 KB	[Amend]Current report, item 4.01 Acc-no: 0001290929-06-000068 (34 Act)	2006-11-13	000-49950 061209565
8-K	[html][text]	9 KB	Current report, item 4.01 Acc-no: 0001290929-06-000067 (34 Act)	2006-11-13	000-49950 061209559
8-K	[html][text]	7 KB	Current report, item 4.01 Acc-no: 0001138593-06-000005 (34 Act)	2006-10-26	000-49950 061166686
UPLOAD	[html][text]	150 KB	[Cover]Acc-no: 0000000000-06-047732	2006-10-03	
8-K	[html][text]	5 KB	Current report, items 5.02 and 8.01 Acc-no: 0001138593-06-000004 (34 Act)	2006-09-06	000-49950 061075419

Index to SEC documents Section 2 (Time Period February 2005 through July 2006):

Items 41 - 80 [XML]

Form	Formats	Description	Filing Date	File/Film No
8-K	[html][text] 4 KB	Current report, item 8.01 Acc-no: 0001144204-06-029767 (34 Act)	2006-07-26	000-49950 06981587
10KSB	[html][text] 179 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-06-027006 (34 Act)	2006-06-30	000-49950 06937329
CORRESP	[html][text] 3 KB	[Cover]Correspondence Acc-no: 0001144204-06-023465	2006-06-02	
8-K	[html][text] 7 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-06-021787 (34 Act)	2006-05-19	000-49950 06856113
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-06-019732 (34 Act)	2006-05-12	000-49950 06833130
NTN 10K	[html][text] 8 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001144204-06-013112 (34 Act)	2006-03-31	000-49950 06729031
CORRESP	[html][text] 3 KB	[Cover]Correspondence Acc-no: 0001144204-06-000276	2006-01-04	
DEF 14C	[html][text] 19 KB	Other definitive information statements Acc-no: 0001144204-05-038882 (34 Act)	2005-12-06	000-49950 051247024
10QSB/A	[html][text] 139 KB	[Amend]Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-037204 (34 Act)	2005-11-21	000-49950 051219034
10QSB/A	[html][text] 82 KB	[Amend]Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036515 (34 Act)	2005-11-17	000-49950 051211808
10QSB/A	[html][text] 117 KB	[Amend]Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036503 (34 Act)	2005-11-17	000-49950 051211733
10KSB/A	[html][text] 142 KB	[Amend]Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-036478 (34 Act)	2005-11-17	000-49950 051211369
CORRESP	[html][text] 41 KB	[Cover]Correspondence Acc-no: 0001144204-05-036421	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036297	2005-11-16	
4	[html][text] 4 KB	Statement of changes in beneficial ownership of securities Acc-no: 0001144204-05-036295	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036292	2005-11-16	
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-035739 (34 Act)	2005-11-15	000-49950 051204460
PRER14C	[html][text] 122 KB	Information statements Acc-no: 0001144204-05-034429 (34 Act)	2005-11-09	000-49950 051188165
PRE 14C	[html][text] 97 KB	Other preliminary information statements Acc-no: 0001144204-05-033658 (34 Act)	2005-11-02	000-49950 051173173
DEF 14C	[html][text] 229 KB	Other definitive information statements	2005-11-02	000-49950

		Acc-no: 0001144204-05-033615 (34 Act)		051172181
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-031472	2005-10-12	
UPLOAD	[html][text] 15 KB	**[Cover]**Acc-no: 0000000000-05-051027	2005-10-04	
UPLOAD	[html][text] 2 KB	**[Cover]**Acc-no: 0000000000-05-048196	2005-09-19	
10QSB	[html][text] 135 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-026611 (34 Act)	2005-08-22	000-49950 051041212
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-025372 (34 Act)	2005-08-15	000-49950 051025511
10QSB/A	[html][text] 112 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-024853 (34 Act)	2005-08-12	000-49950 051019743
10KSB/A	[html][text] 137 KB	**[Amend][Cover]**Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-024850 (34 Act)	2005-08-12	000-49950 051019725
8-K	[html][text] 10 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-05-024429 (34 Act)	2005-08-10	000-49950 051012584
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-023695	2005-08-04	
UPLOAD	[html][text] 6 KB	**[Cover]**Acc-no: 0000000000-05-037328	2005-07-20	
8-K	[html][text] 111 KB	Current report, items 1.01, 5.02, and 9.01 Acc-no: 0001144204-05-021931 (34 Act)	2005-07-19	000-49950 05960944
8-K	[html][text] 8 KB	Current report, items 3.02, 5.02, 7.01, and 9.01 Acc-no: 0001144204-05-018119 (34 Act)	2005-06-06	000-49950 05879721
10QSB/A	[html][text] 110 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017329 (34 Act)	2005-05-27	000-49950 05862257
10QSB	[html][text] 108 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017237 (34 Act)	2005-05-26	000-49950 05859572
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-015938 (34 Act)	2005-05-17	000-49950 05836341
NT 10-K	[html][text] 8 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001144204-05-010185 (34 Act)	2005-04-01	000-49950 05725651
10KSB	[html][text] 143 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-010164 (34 Act)	2005-04-01	000-49950 05725442
DEF 14C	[html][text] 35 KB	Other definitive information statements Acc-no: 0001144204-05-005961 (34 Act)	2005-02-24	000-49950 05637433
8-K	[html][text] 27 KB	Current report, items 4.01, 4.02, and 9.01 Acc-no: 0001144204-05-005196 (34 Act)	2005-02-16	000-49950 05620705
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004063 (34 Act)	2005-02-11	005-79284 05596493

Index to SEC documents Section 3 (Time Period June 2001 through February 2005):

Items 81 - 120 [XML]

Form	Formats	Description	Filing Date	File/Film No
SC 13D	[html][text] 12 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004060 (34 Act)	2005-02-11	005-79284 05596485
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004058 (34 Act)	2005-02-11	005-79284 05596467
10QSB	[html][text] 101 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-04-020299 (34 Act)	2004-11-23	000-49950 041164630
NT 10-Q	[html][text] 12 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000028 (34 Act)	2004-11-15	000-49950 041146011
8-K	[html][text] 11 KB	Current report, item 8.01 Acc-no: 0001249027-04-000027 (34 Act)	2004-11-03	000-49950 041116514
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TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of fifty nine (59) pages.

THE COMPANY

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Form 1-A contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2007 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this point in time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. Accordingly it has been written off by the Company in the Fiscal year 2006.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

THE COMPANY

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL.

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

RISK FACTORS

Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 200,000,000 common shares. As of September 29, 2008, there were 69,601,384 issued and outstanding shares of Common Stock reflecting a four for one Forward Stock Split effective September 29, 2008. The Board of Directors has authority to issue the balance of 130,398,616 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and therefore has taken a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2007, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

BUSINESS AND PROPERTIES

Item 2. Description of Property

The Company currently occupies space at 75 Montebello Road, Suffern, New York. We occupy approximately two (2) offices and reception area totaling approximately 1,000 square feet comprising. Our rent is $500 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, who is the Chairman of the Board of the Company. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Illinois. The facility is comprised of approximately 36,000 square feet. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and since March, we have been paying $10,000 per month at the rate of $2,500. This covers only current rent. We are attempting to reach a resolution with the former President and landlord of the property, which might include purchasing the building and in which case the price would cover all back rent due. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary. We have reached an agreement with respect to all claims related to the property with the owner, which when executed, will result in the Company purchasing the property.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total: ($391,517.00) ($ .022 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **N/A**

Offering Price Per Share = (price/earnings multiple)
Net After-Tax Earnings Last Year Per Share)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
($2,004,800) ($.1126 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 30.12 %
If the minimum is sold: 2.00 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $6,972,097 *
If the minimum is sold: $ 4,972,097 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$100,000	$3,325,000
Less: Offering Expenses	22%	19%
Comm and Finders Fees	-0-	-0-
Legal and Accounting	$ 20,000	$ 400,000
Copying and Advertising	$ 2,000	$ 2,000
Other (Specify):		
Acquisition of ACE	$ 0	$ 500,000
Bankruptcy Attys fees	$50,000	$ 200,000
Short term debt	$ 0	$ 250,000
General working capital	$28,000	$1,973,000
Net Proceeds from Offering	$72,000	$2,923,000
Total Use of Net Proceeds	$72,000 100%	$2,923,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate.

Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's
business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

Item 5. Market for Common Equity and Related Stockholder Matters

General

As of September 29, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 200,000,000 shares of Common Stock, at a par value $.001 per share from 100,000,000 shares of Common Stock, at a par value $.001 per share. Furthermore, on the same date, the Company approved a four for one Forward Stock Split. Accordingly, as of September 29, 2008, the latest practicable date, there are 69,601,384 common shares outstanding from the previous figure of 17,400,346 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 142.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Price Ranges of High Velocity Alternative Energy Corp. Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "HVAG". Previously, it traded under the symbol "HVAI" until October 31, 2007. "AMPE" and on the NASD operated Over the Country Bulletin Board until May 31, 2006, after which it was traded on the "Pink Sheets." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV" from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

	High Bid	Low Bid	High Ask	Low Ask
Fiscal Year 2005:				

January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.10	0.80
March 2005	1.05	0.60	1.05	0.60
April 2005	0.85	0.40	0.85	0.40
May 2005	0.75	0.35	0.85	0.78
June 2005	0.65	0.25	0.80	0.50
July 2005	0.70	0.51	0.80	0.50
August 2005	0.90	0.35	1.20	0.45
September 2005	0.85	0.468	0.86	0.51
October 2005	0.56	0.31	0.57	0.35
November 2005	0.42	0.16	0.45	0.17
December 2005	0.20	0.12	0.21	0.125

Fiscal Year 2006:	High Bid	Low Bid	High Ask	Low Ask
January 2006	0.19	0.11	0.20	0.115
February 2006	0.135	0.11	0.14	0.12
March 2006	0.17	0.11	0.18	0.12
April 2006	0.17	0.101	0.185	0.13
May 2006	0.13	0.08	0.20	0.095
June 2006	0.10	0.07	0.15	0.095
July 2006	0.07	0.04	0.10	0.05
August 2006	0.23	0.03	0.25	0.05
September 2006	0.24	0.041	0.26	0.055
October 2006	0.11	0.04	0.13	0.06
November 2006	0.055	0.035	0.07	0.05
December 2006	0.045	0.04	0.05	0.045

Fiscal Year 2007:	High Bid	Low Bid	High Ask	Low Ask
January 2007	0.043	0.035	0.045	0.045

February 2007	0.056	0.025	0.06	0.03
March 2007	0.061	0.0095	0.064	0.01
April 2007	0.028	0.0075	0.03	0.008
May 2007	0.015	0.0016	0.02	0.0018
June 2007	0.0042	0.002	0.0047	0.0025
July 2007	0.005	0.003	0.006	0.0034
August 2007	0.0035	0.0016	0.0044	0.0025
September 2007	0.011	0.002	0.015	0.003
October 2007	0.006	0.0031	0.009	0.04
November 2007 (1)	0.20	0.10	2.50	0.20

(1) Taking into account of the effectiveness of a 50 to 1 reverse split, effective October 31, 2007

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., 57 Westwood Road, Miller Place, NY 11764; 631-928-7655; 631-928-6171 (Fax).

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter. None

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	12/31/07	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$ 393,391	$ 393,391	$ 393,391
Long-term debt (average interest rate 0%)	$ 1,640,861	$ 1,640,861	$ 1,640,861
Total debt	$ 2,034,252	$ 2,034,252	$ 2,034,252
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	$ 1,230,115	$1,230,115	$ 1,230,115
Common stock — par or stated value	$ 101,181	$ 101,181	$ 101,181
Additional paid in capital	$18,280,924	$18,280,924	$18,280,924
Retained earnings (deficit)	($21,617,020)	($21,617,020)	($21,617,020)
Total stockholders equity (deficit)	$ 29,452	$ 29,452	$ 29,452
Total Capitalization	$________	$________	$________
____________________	$________	$________	$________

Number of preferred shares authorized to be outstanding: N/A

Class of Preferred	Number of Shares Authorized	Par Value Per Share
__________	__________	$________
__________	__________	$________
__________	__________	$________

Number of common shares authorized: 200,000,000 shares. Par or stated value per share, if any: $.001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: N/A shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:____________________
[ ] Other:____________________

15. These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ____________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: NONE

(1) What is the interest rate?________% N/A
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date?____ /____ /____ N/A
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ______________________________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?
$____________ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A $____________

How much indebtedness is junior (subordinated) to the securities? $ ________ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" = "Fixed Charges"	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: No

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A
$________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: NONE

Name: N/A
Address: ________________________________

____

Telephone No.: ( )________________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By the Board of Directors (see bios for Directors in section 29 through 35).

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: The escrow agent shall be the Law Offices of Michael Krome, Esq., 8 Teak Court, Lake Grove, NY 11755.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

In the past five years, the Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Title: Chief Executive Officer:
Name: Robert Somerman Age: 52
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101

Telephone No.: (626) 564-4502
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. American Chemical Exchange Inc. (hereinafter "ACE"), President, 11/95 through Present; Founder and President of 14 year old chemical recycling and chemical waste transportation and disposal company. Created nationwide recycling programs aimed at recovering versus disposing hydrocarbon chemicals resulting from various industrial processes. These services include but are not limited to removing the waste chemical from the generators facility, recycling the chemical (oil, antifreeze, other hydrocarbon based cleaning compounds), and re-distributing the recycled on specification chemical back to the generator. Clients include Baxter, Johnson and Johnson, Sterigencis, Abbott Labs, Dow, BASF, and Union Carbide.

Education (degrees, schools, and dates): Bachelor of Science, Coe College, 1977-1981
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: FT

31. Title: Chief Financial Officer
Name: Henry Camilli Age: 58
Office Street Address: 42 Cole Road, Pleasant Valley, NY 12569
Telephone No.: (914) 557-6394
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self-Employed, well over five years.

Education (degrees, schools, and dates): BBA, Iona College, June 1975

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

32. Other Key Personnel:

(A) Name: James W. Zimbler Age: 42
Title: Vice President – Corporate Finance
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Alpha Corporate Advisors, LLC and Keystone Capital Resources, Inc., President, well over five years. As principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Education (degrees, schools, and dates): Bachelor of Arts, Penn State, 1982-1986

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

(B) Name: Mustafa David Sayid Age: 53
Title: Vice President – General Counsel
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self Employed: Sayid and Associates LLP (Law Firm) since 1992, Managing Partner.

The Sayid law firm he manages specializes in Securities Law, including, but not limited to, matters such as Private Placement Memoranda, compliance with the Securities and Exchange Acts of 1933 and 1934, rules and regulations of the National Association of Securities Dealers, Inc. ("NASD"), initial public offerings, secondary financing and other matters subject to the rules and regulations of the Securities and Exchange Commission, the NASD, FINRA, New York Stock Exchange and the American Stock Exchange. Sayid is admitted to the courts of the State of New York and the Commonwealth of Massachusetts, as well as Southern and Eastern Districts of the United States District Courts for New York, the Second Circuit of the United States Appellate Court and the Supreme Court of the United States of America.

Education (degrees, schools, and dates): Juris Doctorate, Boston College Law School (1980-1983)
Bachelor of Arts, Queens College, City University New York (1976-1980)

Also, a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

DIRECTORS OF THE COMPANY

33. Number of Directors: five (5). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):
(A) Name: Ronald Shapss Age: 62
Title: Chairman of the Board
Office Street Address: 75 Montebello Road, Suffern, NY
Telephone No.: (845) 368-3449
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self employed, well over five years (since 1992), Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc.,("SCS") a company engaged in consolidating fragmented industries since 1992. SCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc.

Education (degrees, schools, and dates): Juris Doctorate, Brooklyn Law School, 1967-1970

(B) Name: Eliot Cole Age: 74
Title: Independent Director
Office Street Address: 2550 M Street, Washington, DC 20037-1357
Telephone No.: (202) 457-6080

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Patton Boggs LLP, Partner. Mr. Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and have served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Education (degrees, schools, and dates): Juris Doctorate, Boston University Law School

(C) Name: Robert Somerman Age: 52
Title: Director
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101
Telephone No.: (626) 564-4502
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. American Chemical Exchange Inc. ("ACE"), President, 11/95 through Present; Founder and President of 14 year old chemical recycling and chemical waste transportation and disposal company. Created nationwide recycling programs aimed at recovering versus disposing hydrocarbon chemicals resulting from various industrial processes. These services include but are not limited to removing the waste

chemical from the generators facility, recycling the chemical (oil, antifreeze, other hydrocarbon based cleaning compounds), and re-distributing the recycled on specification chemical back to the generator. Clients include Baxter, Johnson and Johnson, Sterigencis, Abbott Labs, Dow, BASF, and Union Carbide.

Education (degrees, schools, and dates): Bachelor of Science, Coe College, 1977-1981

(D) Name: James W. Zimbler Age: 42
Title: Director
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Alpha Corporate Advisors, LLC and Keystone Capital Resources, Inc., President, well over five years. As principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Education (degrees, schools, and dates): Bachelor of Arts, Penn State, 1982-1986

(E) Name: Mustafa David Sayid Age: 53
Title: Director
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self Employed: Sayid and Associates LLP (Law Firm) since 1992, Managing Partner.
The Sayid law firm he manages specializes in Securities Law, including, but not limited to, matters such as Private Placement Memoranda, compliance with the Securities and Exchange Acts of 1933 and 1934, rules and regulations of the National Association of Securities Dealers, Inc. ("NASD"), FINRA, initial public offerings, secondary financing and other matters subject to the rules and regulations of the Securities and Exchange Commission, the NASD, FINRA, New York Stock Exchange and the American Stock Exchange. Sayid is admitted to the courts of the State of New York and the Commonwealth of Massachusetts, as well as Southern and Eastern Districts of the United States District Courts for New York, the Second Circuit of the United States Appellate Court and the Supreme Court of the United States of America.

Education (degrees, schools, and dates): Juris Doctorate, Boston College Law School (1980-1983)
Bachelor of Arts, Queens College, City University New York (1976-1980)

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

On February 20, 2008, the Company filed a Chapter 11 Bankruptcy Petition in the United States Bankruptcy Court for the Southern District of New York (Poughkeepsie), Case No. 08-35285, as well as its subsidiary Petroleum Products Corporation, Case No. 08-35286. The Company continued to operate during the proceeding and filed a plan of reorganization. On June 30, 2008, the Company received an order of dismissal of their bankruptcy case from the Bankruptcy Court for the Southern District of New York (Poughkeepsie).

PRINCIPAL STOCKHOLDERS

Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Prior to September 29, 2008, the Company had issued and outstanding 17,400,346 shares of Common Stock.

	No. of Common	% ownership	No. of Series B Preferred (1)	% Ownership (2)
Ronald Shapss (3)	210,000	10.1	250,000	10.8
Elliot Cole (3)	44,500	*	--	
James W. Zimbler (3) (4)	448,160	21.5	18,000	*
Stanley Chason (3)	98,440	--		
Keystone Capital Resources, LLC (4)	30,000	*	167,585	7.2
1328 Zion Road				
Bellefonte, PA 16823				
Malibu Management Company	--	-	16,000	*
Alliance Financial Networks Inc. (5)	12,000	*	184,000	7.9
2291 Arapahoe				
Boulder, CO 80302				
William Boussung (5)	10,000	*	--	

10300 West Charleston #13-378				
Las Vegas, NV 89135				
The Margolies Family Trust	100,000	4.8	--	4.3
Michael Margolies	--		100,000	6.5
Richard Carter	--		150,000	
Michael Cahr	--		100,000	
Michael S. Krome	213,013	10.2	--	
8 Teak Court				
Lake Grove, NY 11755				
Officers and Directors as a Group (5 persons) (3)	901,100	43.3	451,585 (6)	19.5

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible at the option of the holder into 45 shares of common stock of the company, and then divided by 50 to take into effect the reverse split of October 31, 2007.

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares and then taking in to account the reverse split of 50 to 1 effective October 31, 2007.

(3) Officer/Director of the Company

(4) Keystone Capital Resources, LLC is controlled by James W. Zimbler, a Director. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(5) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 22,000, equaling 0.01%. Of common stock, plus the conversion of the Preferred Shares would equal approximately 8%.

(6) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 406,427 shares of common stock (451,585 X 45 = 20,321,325, divided by 50 = 406,427 shares of common stock. If this amount is added to the number of issued and outstanding as of November 26, 2007, it would result in 16.3% of the total issued and outstanding. When combined with the current common owned by the Officers and Directors, which would total 1,307,527 which would be equal to 52.6% of the total issued and outstanding common stock).

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Item 12. Certain Relationships and Related Transactions Issuance of Stock

General

As of September 29, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue

200,000,000 shares of Common Stock, at a par value $.001 per share from 100,000,000 shares of Common Stock, at a par value $.001 per share. Furthermore, on the same date, the Company approved a four for one Forward Stock Split. Accordingly, as of September 29, 2008, the latest practicable date, there are 69,601,384 common shares outstanding from the previous number of 17,400,346 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 142.

We issued a total of 48,275,000 shares of the Company, as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company. In November 2004, we executed a 20 to one reverse split of our common shares.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

On September 22, 2005, we issued the following shares to various employees, Officers and/or Directors, of the Company and others, as follows:

James W. Zimbler	500,000
Ronald Shapss	500,000
Richard Carter	500,000
Elliot Cole	75,000
Michael S. Krome	150,000
Alpha Advisors, LLC	113,750
George Campbell	250,000
James Carroll	150,000
Rose Tarasiuk	50,000
Jeff Neiman	50,000
Michael Cahr	100,000

Subsequent Events

On May 18, 2006, the Company appointed Michael Margolies as CEO, President and Director of the Company, as part of his compensation, the Company was to issue a total of 1,500,000 shares of common stock. This issuance has not taken place as of this date. On or about January 2008, Margolies resigned and Rick Carter was his replacement. On or about June 2008, Mr. Carter was terminated for cause. On or about June 12, 2008, Robert Somerman was appointed , President/CEO and Director of the Company.

The Registrant, effective February 21, 2007, and with the agreement of all debt holders, converted the debt of the Registrant into shares of Preferred Stock and authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (the "Series B shares") of no more than 1,500,000 shares. The Series B shares will be issued to the holders of certain debt of the Registrant, as listed herein on a $1.00 for One (1) share basis. A total of 1,490,585 Series B Shares were issued as follows:

Name	Date of Loan or Compensation Due	Dollar Amount	No. of Shares

Richard Carter	December 25, 2006	$150,000	150,000
James W. Zimbler	September 9, 2004	$16,000	16,000
James W. Zimbler	April 26, 2006	$2,000	2,000
James W. Zimbler	August 1, 2005	$100,000	100,000
Michael S. Krome, Esq.	September 20, 2005	$20,000	20,000
Michael S. Krome, Esq.	May 1, 2006	$30,000	30,000
Michael S. Krome, Esq.	July 28, 2005	$15,000	15,000
Ronald Shapss	May 24, 2005	$350,000	350,000
Keystone Capital Resources, LLC	January 3, 2006	$167,585	167,585
Malibu Management Company LLC	various dates	$16,000	16,000
Warren Field	August 25, 2004	$50,000	50,000
John Niestrom	February 17, 2005	$20,000	20,000
Jeff Neimen	February 8, 2005	$50,000	50,000
Michael Cahr	November 5, 2004	$100,000	100,000
William Palla	May 5, 2006	$25,000	25,000
Ronald Ruble	May 22, 2006	$55,000	55,000
Reich Bros.	May 31, 2006	$40,000	40,000
Alliance Financial Network, Inc.	June 30, 2005	$184,000	184,000
Michael Margolies	February 28, 2007	$100,000	100,000

31,500,000 shares of common stock, were issued as followed on August 31, 2007, in exchange for services, compensation due and/or moneys advanced to the Registrant.

Name	**Date Service/Expense/Loan**	**ofShares**
James W. Zimbler	May 2007	14,500,000
Michael S. Krome	May 2007	7,000,000
Cheryl Krome	May 2007	2,000,000
Ronald Shapss	May 2007	2,000,000
Elliot Cole	May 2007	2,000,000
Michael Margolies	August 2007	2,000,000
Stanley Chosen	September 2007	2,000,000

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

		Cash	Other
Chief Executive Officer		$144,000	N/A
Chief Financial Officer		$ 36,000	N/A
Key Personnel:			
VP-Corporate Finance		$ 120,000	N/A
VP-General Counsel		$ 72,000	N/A
	Total:	$372,000	$
Directors as a group (number of persons3)		$336,000	$__________

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

Item 3. Legal Proceedings

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2008. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired does contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor:	N/A
Address:	N/A
Telephone No. ( )	N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. N/A

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30,2008

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

		9 Mo's Ended Sept.,30,2008
ASSETS		
CURRENT ASSETS		
Cash	$	(10,212)
Trade accounts receivable, net allowance for doubtful accounts		139,717
Prepaid assets		10,900
Inventories		119,360
TOTAL CURRENT ASSETS		269,777
Equipment, net of accumulated depreciation of $7,038		7,140
Other assets		1,285
TOTAL ASSETS		278,202
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES:		
Bank overdraft	$	10,212
Trade accounts payable		2,907,332
Accrued interest		217,345
Advances from former president of subsidiary		327,915
Convertible notes payable		550,000
Accrued expenses		331,762
Loans payable to officers/stockholders		412,090
Inter-company loan		-
TOTAL CURRENT LIABILITIES		4,756,656
STOCKHOLDERS' DEFICIENCY:		
Preferred Stock - 5,000,000 shares authorized 1,225,585 shares issued and outstanding		1,230,115
Common Stock - $.001 par value, 100,000,000 shares authorized 69,601,384 shares issued and outstanding		101,181
Additional paid-in capital		18,280,924
Accumulated deficit		(24,090,674)
TOTAL STOCKHOLDERS' DEFICIENCY		(4,478,454)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$	278,202

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	9 Mo's Ended Sept.,30,2008
NET SALES	**$ 1,542,501**
COST OF GOODS SOLD	1,365,285
GROSS PROFIT	**$ 178,216**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 613,361
LOSS BEFORE OTHER ITEMS	**(435,145)**
OTHER INCOME (EXPENSE):	
Interest expense	(102,460)
Other Income (expense)	-
Loss from embezzlement	(701,069)
TOTAL OTHER INCOME (EXPENSE)	**(803,529)**
LOSS FROM DISCONTINUED OPERATIONS	-
NET LOSS	**$ (1,238,674)**
LOSS PER SHARE	(0.03)

37-C

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash	$ 13,524	$ 31,019
Trade accounts receivable, net allowance of $102,700 for doubtful accounts	627,592	183,154
Prepaid assets	12,200	14,788
Inventories	487,690	402,916
TOTAL CURRENT ASSETS	1,141,006	631,877
Equipment, net of accumulated depreciation of $7,038	8,730	533
Other assets	2,700	14,700
TOTAL ASSETS	1,152,436	647,110
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES:		
Bank overdraft	$ 30,362	$ 238,463
Trade accounts payable	2,764,157	2,251,497
Accrued interest	334,017	277,737
Advances from former president of subsidiary	327,915	327,915
Convertible notes payable	550,000	550,000
Accrued expenses	438,760	5,799
Loans payable to officers/stockholders	631,315	1,625,975
Inter-company loan	36,003	-
TOTAL CURRENT LIABILITIES	5,112,529	5,277,386
STOCKHOLDERS' DEFICIENCY:		
Preferred Stock - 5,000,000 shares authorized 1,225,585 shares issued and outstanding	1,230,115	-
Common Stock - $.001 par value, 100,000,000 shares authorized 69,601,384 shares issued and outstanding	101,181	23,354
Additional paid-in capital	18,280,924	18,027,878
Accumulated deficit	(23,572,313)	(22,681,508)
TOTAL STOCKHOLDERS' DEFICIENCY	(3,960,093)	(4,630,276)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$ 1,152,436	$ 647,110

37-E

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED December 31, 2007	2006
NET SALES	$ 1,710,937	$ 2,314,907
COST OF GOODS SOLD	1,177,396	1,697,606
GROSS PROFIT	$ 533,541	$ 617,301
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 1,193,907	$ 2,429,139
LOSS BEFORE OTHER ITEMS	(660,366)	(1,811,838)
OTHER INCOME (EXPENSE):		
Interest expense	(155,080)	(136,361)
Other Income (expense)	(391)	-
Loss from embezzlement	(74,968)	(300,000)
TOTAL OTHER INCOME (EXPENSE)	(230,439)	(436,361)
LOSS FROM DISCONTINUED OPERATIONS	-	(253,481)
NET LOSS	$ (890,805)	$ (2,501,680)
LOSS PER SHARE	(0.02)	(0.61)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	50,806,071	17,803,500

FINANCIAL STATEMENTS

High Velocity Alternative Energy Corp. and Subsidiaries

Consolidated Financial Statements with Independent Auditors' Report

December 31, 2006

Index

High Velocity Alternative Energy Corp. and Subsidiaries

Index to the Consolidated Financial Statements

December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated statement of operations (as restated for discontinued operation), stockholders' equity (deficit), and cash flows (as restated for discontinued operation) of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries for the year ended of December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, we believe that our audit provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of High Velocity Alternative Energy Corp. and Subsidiaries for the year ended of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Brown Smith Wallace, LLC

St. Louis. Missouri

May 24, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated balance sheet of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statement of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of High Velocity Alternative Energy Corp. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Paritz & Company P.A.

Hackensack, New Jersey

November 6, 2007

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2006

ASSETS	
Current Assets	
Cash and cash equivalents	$31,019
Trade accounts receivable, net of allowance for doubtful accounts of $22,000	183,154
Inventory	402,916
Prepaid expenses and sundry current assets	14,788
Total Current Assets	631,877
Equipment, net of accumulated depreciation and amortization of $5,535	533
Other assets	14,700
TOTAL ASSETS	$647,110
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities	
Book overdraft	$238,463
Trade accounts payable	2,251,497
Accrued interest	277,737
Accrued expenses	5,799
Advances from former president	327,915
Convertible notes payable	550,000
Loans payable to officers/stockholders	1,625,975
Total Current Liabilities	5,277,386

Commitments and Contingencies

Stockholders' Deficiency

Common stock, $.001 par value; 100,000,000 shares authorized; 23,353,500 shares issued and outstanding	23,354
Additional paid-in capital	18,027,878
Accumulated deficit	(22,681,508)
	(4,630,276)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$647,110

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Net sales	$2,314,907	$1,965,330
Cost of goods sold	1,697,606	1,440,110
Gross Profit	617,301	525,220
Total selling, general and administrative expenses	2,429,139	7,774,559
Loss from continuing operations before other income and expense	(1,811,838)	(7,249,339)
Other Income (Expense)		
Write off and forgiveness of debts	(300,000)	492,500

Other income	-	13,056
Interest expense	(136,361)	(150,517)
Total Other Income (Expense)	(436,361)	355,039
Net loss from continuing operations	(2,248,199)	(6,894,300)
Discontinued operations		
Loss from the operation of the discontinued component	(98,036)	(135,103)
Impairment of goodwill relating to the discontinued component	-	(312,807)
Loss on disposal	(155,445)	-
Net loss from discontinued operations	(253,481)	(447,910)
Net Loss	$(2,501,680)	$(7,342,210)
Loss Per Share		
From continuing operations	$(0.11)	$(0.61)
From discontinued operations	$(0.01)	$(0.04)

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Deficiency

Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	Number	Par Value	Number	Par Value	Capital	Deficit	Total
Balance as of December 31, 2004	2,527,500	$25,275	3,740,000	$3,740	$11,523,435	$(12,837,618)	$(1,285,168)
Net loss	-	-	-	-	-	(7,342,210)	(7,342,210)
Shares issued	1,150,000	11,500	12,224,750	12,225	6,197,557	-	6,221,282
Preferred shares exchanged for common stock	(3,677,500)	(36,775)	1,838,750	1,839	34,936	-	-
Balance as of December 31, 2005	-	-	17,803,500	17,804	17,755,928	(20,179,828)	(2,406,096)
Net loss	-	-	-	-	-	(2,501,680)	(2,501,680)
Stock based compensation	-	-	5,550,000	5,550	271,950	-	277,500
Balance as of December 31, 2006	-	$-	23,353,500	$23,354	$18,027,878	$(22,681,508)	$(4,630,276)

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Cash flows from operating activities:		
Net loss from continuing operations	$(2,248,199)	$(6,894,300)
Cash used in operating activities of discontinued operations	(253,481)	(447,910)
Impairment of goodwill relating to discontinued operations	-	312,807
Loss upon deconsolidation of subsidiary	155,445	-
Compensation, consulting and termination expenses in exchange for shares	277,500	5,122,500
Adjustments to reconcile net loss to net cash used in		
Operating activities:		
Bad debts	44,395	549,642
Increase in loans and advances payable to related parties	266,935	-
Write off and forgiveness of advances and debt	300,000	(492,500)
Depreciation	1,512	9,720
(Increase) decrease in operating assets:		
Trade accounts receivable	96,134	(31,837)
Advances to others	1,900	(204,200)
Inventory	124,584	(262,503)
Prepaid expenses	16,091	(28,579)
Other assets		(14,700)
Increase (decrease) in operating liabilities:		
Book overdraft	140,751	92,383
Trade accounts payable	1,262,787	427,701
Accrued expenses	(78,168)	144,993

Net cash used in operating activities	108,186	(1,716,783)
Cash flows from investing activities:		
Acquisition of division	-	(530,625)
Purchases of equipment	-	(3,251)
Net cash used in investing activities	-	(533,876)
Cash flows from financing activities:		
Issuance of common stock	-	3,826
Increase in additional paid-in capital	-	1,008,946
Proceeds from loans payable	-	1,239,181
Payments on loans payable	(77,167)	(2,095)
Net cash provided by financing activities	(77,167)	2,249,858
Increase (decrease) in cash and cash equivalents	31,019	(801)
Cash and cash equivalents, beginning of year	-	801
Cash and cash equivalents, end of year	$31,019	$-

Triton Petroleum Group, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note A – Nature of Operations

The Company was incorporated in the State of Nevada in May, 2000 as Prelude Ventures, Inc. and changed its name to American Capital Alliance, Inc. in November, 2003. In November, 2004, the Company's name was changed to American Petroleum Group, Inc. and in 2005 it was changed to Triton Petroleum Group, Inc. ("The Company"). See note H.

The Company's currently manufactures and distributes petroleum and related products for the automotive industry.

Note B – Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2006, the Company had accumulated losses of $22,681,508 since its inception. The Company's ability to continue as a going concern is dependent upon, among other things, its ability to achieve profitable operations, to maintain its existing financing and to obtain additional financing to meet its obligations and pay its liabilities when they come due. The Company is currently pursuing new debt and equity financing in conjunction with proposed future acquisitions and operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has incurred, and continues to incur, losses from operations. For the years ended December 31, 2006 and 2005, the Company incurred net losses of $2,248,199 and $6,894,300, from continuing operations respectively. During these years the Company began implementing strategies to reduce its cash used in operating activities. The Company's strategy included a targeted reduction of the employee workforce, increasing the efficiency of the Company's processes, focusing development efforts on products with a greater probability of commercial sales, reducing professional fees and discretionary expenditures, and negotiating favorable payment arrangements with suppliers and service providers.

To date, the Company had financed its operations primarily through private equity (primarily through existing stockholders) and debt financing. The Company believes that it does not have sufficient funds to operate its business through the end of 2007.

Note C – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Triton Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company ("APPC"). The accounts of Triton Petroleum LLC ("Triton") have been included as discontinued operations for the period from July 1, 2005 to December 31, 2006. All intercompany transactions and accounts have been eliminated upon consolidation.

Revenue

Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured, is generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method over 3 to 10 years for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs during 2006 and 2005.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is excluded if the potential effect is anti-dilutive. As such, no diluted loss per share amount have been included in the financial statements.

Stock-Based Compensation

The Company utilizes the fair value method of recording stock-based compensation of employees and others for services rendered, applied on the prospective method. The prospective method requires expense to be recognized for all awards granted and vested during the period.

New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which requires entities that make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless such retrospective application would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting changes ("APB No. 20"), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both the income statement and balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.

In the opinion of management, adoption of the above pronouncements will not have a material effect on the Company.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2006.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D – Income Taxes

At December 31, 2006, the Company has net operating loss carryforwards ("NOL's"), which expire commencing in 2022, totaling approximately $20,000,000.

The Company has a deferred tax asset of approximately $6,800,000 resulting from available NOL's for which a 100% valuation allowance has been applied.

Note E – Business Combinations, Abandoned Combinations and Discontinued Operations

Triton Petroleum, LLC

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, and transports the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining where it undergoes a detailed reclamation process which extrapolates all impurities and contaminants from the oil leaving renewable petroleum base oil which can be blended with new crude and other chemical components.

During 2006 the acquisition was cancelled and Triton's operations were discontinued. The results of operations for Triton have been reclassified as discontinued operations for all periods presented.

The results of operations from July 1, 2005 thru December 31, 2006 are included in the consolidated financial statements as discontinued operations and are summarized as follows.

	2006	2005
Sales	$-0-	$-0-
Costs and expenses	98,036	135,103
Net loss	$(98,036)	$(135,103)

Because the plant has been significantly idle since acquisition, no pro forma or prior period financial statements have been included.

The Company has not been able to operate the assets acquired and was unable to demonstrate the ability to do so, therefore goodwill was recorded as impaired during the year ended December 31, 2005.

Oilmatic Systems, LLC

During 2004, the Company entered into a Letter of Intent to purchase Oilmatic Systems LLC and Oilmatic International, Inc., (collectively "Oilmatic") in exchange for shares of Company's common stock. It was anticipated that the transaction would close after the end of the first fiscal quarter of 2005. Effective May 20, 2005, management of the Company felt that the mutual goals of both parties were not attainable and cancelled the proposed acquisition.

In connection with the proposed acquisition, the Company advanced Oilmatic an interest free loan of $300,000. Despite repeated demands for the re-payment of the loan, which was due nine months after issuance, the Company has not been able to collect the amount due. Accordingly, the entire balance was written off in 2006.

Note F – Related Party Transactions

Advances from Former President

This obligation is non interest bearing, unsecured, has no specific terms of repayment and consists of the following:

Amounts previously advanced to a subsidiary of the Company acquired in 2003	$142,915
Accrued rent payable	185,000
Total	$327,915

Certain entities owned or controlled by the former president of a subsidiary purport to have legal title to the operating assets of a subsidiary acquired in 2003. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense.

Loans from Officers and Stockholders

These notes are unsecured, due on demand, and bear interest of 8% per annum.

The Company also entered into a stock borrowing arrangement whereby several of the above stockholders and officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company was obligated to return the shares to the original holders by April 2005. This obligation was subsequently extended and the shares were returned on December 30, 2005. 50,000 post-reverse split shares were issued with a value of $7,500 ($0.15 per share).

Note G – Convertible Notes Payable

Convertible notes payable consist of the following:

Note convertible into 588,235 shares of common stock, bearing interest at 7% per annum, was due on December 31, 2005. This obligation is collateralized a first security interest in substantially all assets of the company. See note 1	$500,000
Other, bearing interest at 9% per annum (1)	50,000
	$550,000

(1) Principal and any accrued interest is convertible into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement (150,000 shares at December 31, 2005). Additionally, the agreement contains certain covenants prohibiting the payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. On October 18, 2004, the Company received notice from the lender

that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the company finds these assertions as unfounded and the Company is in compliance with the terms of the agreement. Discussions regarding the resolution are continuing.

NOTE H – CONTINGENCIES

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not yet been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the results of operations or the financial condition of the Company.

NOTE I – SUBSEQUENT EVENTS

On August 21, 2007, the Company changed its name to High Velocity Alternative Energy Corp.

On June 19, 2007, the terms of the secured convertible notes referred to in Note G were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

Effective February 21, 2007 the company converted approximately $1,500,000 of loans due to stockholders and officers of the company to an equal number of Series B Cumulative Preferred Shares of stock.

Item 6. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Plan of Operations

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However, at the time of acquiring APPC, its sales volume was at a point below its break even point and therefore was losing money. Management of the company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

Subsequently, effective February 21, 2007, the Company converted approximately 1,500,000 worth of debt due to certain shareholders into an equal number of Series B Cumulative Preferred Shares (See Item 12; Certain Relationships and Related Transactions Issuance of Stock).

In this regard, the Company's plan of operations for the next 12 months is to continue to attempt to makes its operations profitable through expanding its sales and potential acquisitions. Product research and development is expected to be minimal during the period. Additionally, the company does not expect any change in number of employees other than through acquisitions, if any.

Financings

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended on

October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did no occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of High Velocity Alternative Energy Corp. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

RESULTS OF OPERATIONS:

For the Years Ending December 31, 2007, December 31, 2006 vs. December 31, 2005

Net sales

Net sales in 2007 were$1,710,937 as compared to 2006, when sales were $2,314,907 as compared to $1,965,330 in 2005. This is a decrease of $603,970. Product volume delivered is similar and most of the increase is attributable to higher oil prices in 2007 and 2006.

Cost of Goods Sold and Gross Profit

Cost of goods sold for 2007 was $1,177,396as compared to 2006, when it was $1,697,606 compared to $1,440,110 in 2005. The 2007 figure is decreased by $520,210 or approximately 20%. Gross profit for 2007 was $533,541 as compared to 2006, was $617,301 or 27% as compared to $525,220 or 27% in 2005. The consistent gross profit percentage is the result of increasing sales prices in proportion to higher costs.

Selling, General and Administrative Expenses

These expenses for 2007 were $1,193,907 as compared to 2006 when these expenses were $2,429,139 as compared to $7,774,559 in 2005, a decrease of $5,345,420 or 69%. The decrease was attributable to three contributing factors, a decrease in non-cash compensation to $277,500 in 2006 from $5,122,500 in 2005, a decrease in payroll and related expense from to $785,967 in 2006 from $1,122,181 in 2005, and a savings of $164,206 related to a reduction in rents and office related expenses.

Other Income (Expense)

Other expenses in 2007 increased to $230,439 as compared to 2006 when other expenses were $436,361 in 2006 compared to income of $355,039 in 2005. This was principally due to a forgiveness of debt in 2005 of $492,500, which did not occur in 2006, and the write off of $300,000 due to an advance in connection with an abandoned acquisition in 2006.

Net Loss from Continuing Operations

The net loss in 2007 was $890,805 as compared to 2006 which was $2,248,199 compared to a loss of $6,894,300 in 2005. The $4,646,101 decrease was a result of three factors namely, the increased gross profit, the significant reduction on selling, general and administrative expenses, and the increase in other expense.

Discontinued Operations

During 2006, the operations of Triton Petroleum, LLC were discontinued and accordingly it's operations are reflected as discontinued for all periods presented. In 2005, impairment of goodwill related to this operation was recorded.

Liquidity and Financial Resources

During the years ended December 31, 2007, December 31, 2006 and 2005, net cash provided by (used in) operating activities was $108,186 and $(1,716,783). The Company incurred net losses of $ (890,805) in 2007, $(2,501,680) in 2006 and $(7,342,210) for the years ended December 31, 2007, 2006 and 2005, respectively. The Company still would have incurred net operating losses in 2006 and 2005 even if the non-cash stock compensation, financing expense and goodwill impairment expenses, detailed above did not occur. Additionally at December 31, 2007, December 31, 2006 and December 31, 2005, current liabilities exceeded current assets by $3,960,093; $4,645,509 and $2,580,611, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with on or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

END